UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 001-13253

NOTIFICATION OF LATE FILING

(check one):	[ ] Form 10-K	[ ] Form 20-F	[X] Form 11-K	[ ] Form 10-Q
	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: December 31, 2003

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on form N-SAR

For Period Ended: __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:   N/A

Part I
REGISTRANT INFORMATION

Full Name of Registrant:	The Peoples Holding Company (The Peoples Bank & Trust Company 401(k) Plan)

Address of Principal Executive Office:	209 Troy Street

City, State and Zip Code:	Tupelo, Mississippi 38802-0709

Part II
RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate):

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]	(b)	The subject annual report, Form 11-K, will be filed on or before the fifteenth calendar day following the prescribed due date.

[X]	(c)	The accountant's statement required by Rule 12b-25(c) has been attached.

PART III
NARRATIVE

Form 11-K for The Peoples Bank & Trust Company 401(k) Plan (the “Plan”) for the period ended December 31, 2003, cannot be timely filed by the registrant, The Peoples Holding Company, because the Plan changed its recordkeeper during the plan year ended December 31, 2003. The new recordkeeper failed to timely provide to the Plan’s accountant, T. E. Lott & Company, the information necessary to prepare the Plan’s audited financial statements for the period. Further, during the Plan’s fiscal year ended December 31, 2003, the Plan’s accountants were replaced by an accounting firm registered in accordance with the provisions of Section 102 of the Sarbanes Oxley Act of 2002, T. E. Lott & Company. This change has necessitated a further delay in the preparation of the financial statements necessary to file Form 11-K.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jane E. Armstrong, Esq.
504-584-9244

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months been filed?

[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

[ ] Yes [X] No

SIGNATURE

THE PEOPLES HOLDING COMPANY has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By:	/s/ Stuart R. Johnson

Stuart R. Johnson
Chief Financial Officer

Date:	June 24, 2004

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is singed on behalf of the e registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Form 12b-25(c) Attachment
Statement of Accountant

T.E. Lott & Company Stationery

June 22, 2004

The Peoples Holding Company
209 Troy Street
Tupelo, Mississippi 38802

The new third party administrator for The Peoples Bank & Trust Company 401(k) Plan was unable to timely provide T.E. Lott & Company, the auditor for the plan, with the information necessary to prepare the plan’s audited financial statements for the period ended December 31, 2003, within the time necessary to permit the registrant, The Peoples Holding Company, to file Form 11-K on behalf of the plan.

Sincerely,

/s/ T.E. Lott & Company